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                             June 10, 2020

       Joey Bose
       President
       Cytonics Corporation
       658 West Indiantown Road, Suite 214
       Jupiter, Florida 33458

                                                        Re: Cytonics
Corporation
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 29, 2020
                                                            File No. 024-11196

       Dear Mr. Bose:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 14, 2020 letter.

       Amendment No. 1 to Form 1-A filed May 29, 2020

       Offering Circular Summary, page 2

   1. We note that under "Business Summary - APIC Forecast" of Exhibit 13.1, you state,
                                                        "APIC sales will
rapidly decline once CYT-108 is approved and hits the market. APIC sales will be
cannibalized by CYT-108, a superior treatment option." Please revise your
                                                        Offering Circular
Summary to clearly disclose that if CYT-108 is approved for sale, it will substantially reduce
APIC sales.
       General

   2. We refer to the website, https://www.seedinvest.com/cytonics/series.c, hosted by
                                                        SeedInvest, and your
testing the waters materials, filed as Exhibit 13.1, which include
 Joey Bose
Cytonics Corporation
June 10, 2020
Page 2
         information about the company and offering, a promotional video, a roadshow deck, a copy of the offering circular, and a link that investors can use to reserve their shares in the offering. With respect to these materials:

              Please include disclosure about the investor perks in the offering circular. Please also disclose an estimate of the value of the non-monetary investor perks and whether it changes the value of your offered securities.
              With reference to your disclosure on page 19 that "the process of obtaining necessary approvals or clearances can take years and is expensive and full of uncertainties," and the fact that CYT-108 is in pre-clinical development, please remove the text touting
              "clinical success" and the graphics under the slide titled "CYT-108 Clinical Success
              Drives Valuation of Cytonics and Increases Shareholder Value" depicting your valuation at each development stage. Alternatively, please substantially revise this slide to provide the appropriate context, balancing disclosure, and information on how the values were derived. In addition, please make the text in the footnote larger, as it is illegible.
              Please remove the graphics depicting the acquisition price of certain biotechnology companies and your potential acquisition price on the slide titled "Acquisition by Big
              Pharma May Offer Shareholders an Exit Opportunity and ROI." In contrast with your offering, we note that the companies you reference in your chart all undertook a firm commitment, underwritten offering. As a result, the comparison to your company and offering appears inappropriate.

         Please revise and redistribute your solicitation materials accordingly and in compliance with Rule 255(d) of Regulation A.
       You may contact Jeanne Bennett at (202) 551-3606 or Jeanne Baker at
(202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Irene Paik at (202) 551-6553 with any other questions.



FirstName LastNameJoey Bose                                      Sincerely,
Comapany NameCytonics Corporation
                                                                 Division of
Corporation Finance
June 10, 2020 Page 2                                             Office of Life
Sciences
FirstName LastName